InBev

RECEIVED
2005 JUN 22 P 12:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By co

05009199

Leuven, June 14, 2005

SUPPL

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
JUN 23 2005
THOMSON FINANCIAL

Benoît Loore
Assistant Corporate Secretary

dlw 6/22

Enclosure: press release

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Press Release

InBev

InBev announces share buy-back program, as well as its intention to increase economic ownership in AmBev

Brussels, June 14, 2005

InBev S.A. (Euronext: INB) is pleased to announce today two significant decisions concerning its capital structure, both of which will enhance shareholder value.

Using the powers granted at the Extraordinary General Meeting of Shareholders of April 26th, 2005, InBev's Board of Directors has decided to initiate a share buy-back program of InBev shares for an amount up to 300 million euro. The share buy-back program will run for twelve months and may be renewed thereafter. The Board of Directors has also decided to increase the economic ownership of InBev in AmBev over the same period, through the purchase of AmBev's preferred shares for an amount of up to 500 million euro.

Commenting on the rationale for these decisions, John Brock, InBev's CEO, said, "*InBev is enhancing shareholder value by combining its strong cash-flow generation with the right capital structure.*"

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-27-65-41
Fax: +32-16-50-65-41
E-mail: patrick.verelst@inbev.com